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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                V-ONE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   918278-10-2
                                 (CUSIP Number)


                                  James F. Chen
                         20250 Century Blvd., Suite 300
                              Germantown, MD 20874
                                (301) 515-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No.  918278-10-2


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                                 SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Chen Family Limited Partnership 52-1985831

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (x)
                                                                         (b) ( )
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Dakota
--------------------------------------------------------------------------------

NUMBER OF      7         SOLE VOTING POWER
SHARES
BENEFICIALLY             None
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------

               8         SHARED VOTING POWER

                         600,000

                ----------------------------------------------------------------

               9         SOLE DISPOSITIVE POWER

                         None

                ----------------------------------------------------------------

              10         SHARED DISPOSITIVE POWER

                         600,000

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000

--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

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CUSIP No.  918278-10-2


                                                                     Page 3 of 9


                               SCHEDULE 13D

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    James F. Chen

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) (x)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
              7        SOLE VOTING POWER
NUMBER OF
SHARES                 3,120,152*
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
              ------------------------------------------------------------------
              8        SHARED VOTING POWER

                       600,000**

              ------------------------------------------------------------------
              9        SOLE DISPOSITIVE POWER

                       3,070,152*

              ------------------------------------------------------------------
              10       SHARED DISPOSITIVE POWER

                       600,000**

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,720,152*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------
* Does not include 71,110 shares of Common Stock registered in the name of Mary S.Chen, Mr. Chen's wife, as trustee of a trust for the benefit of Mr. and Mrs. Chen's children, or 279,100 shares of Common Stock owned by The Chen Foundation, Inc. of which Mrs. Chen is the sole director, for which shares Mr. Chen disclaims beneficial ownership.

** Represents 600,000 shares of Common Stock owned by The Chen Family Limited
   Partnership, of which Mr. and Mrs.  Chen hold a majority interest.

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CUSIP No.  918278-10-2


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                          Statement on Schedule 13D

      This  Amendment  No. 3 amends and  supplements  the initial  Statement  on
Schedule 13D of James F. Chen and The Chen Family Limited Partnership ("Partnership") filed with the Securities and Exchange Commission on May 20, 1997 as amended by Amendment No.1 dated June 6, 1997 filed by James F. Chen, the Partnership and The Chen Foundation, Inc. (the "Foundation") and Amendment No. 2 dated March 26, 1998 (as amended by Amendments No. 1 and 2, the "Original Statement") with respect to the beneficial ownership by such persons of shares of common stock, $0.001 par value per share("Common Stock"), of V-ONE Corporation, a Delaware corporation ("Issuer"). The filing of this Amendment No. 3 is occasioned by certain sales and other transfers of 355,000 shares as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement is unchanged.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of James F. Chen, the Partnership and the Foundation.

ITEM 1.     SECURITY AND ISSUER.

      The Original Statement, as amended by the Amendment No. 3 ("Amended Statement"), relates to shares of the Common Stock, $0.001 par value per share, of V-ONE Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 20250 Century Boulevard, Suite 300, Germantown, Maryland 20874.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by James F. Chen and the Partnership.

      (a) James F. Chen is the founder and a director of V-ONE Corporation. He is a citizen of the United States. His principal business address is 20250 Century Boulevard, Suite 300, Germantown, Maryland 20874.

       (b) The Partnership is a limited partnership organized under the laws of the State of South Dakota and was established in order to provide certain investment opportunities for its partners. The sole general partner of the Partnership is JFMC, Inc., a Maryland Corporation.
            Mr.  Chen  and  Mary  S.  Chen,  his  wife,  jointly  own all of the



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CUSIP No.  918278-10-2


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            outstanding  capital  stock of JFMC,  Inc. Mr. and Mrs. Chen are the sole shareholders of JFMC, Inc. Mr. Chen is the President and Chief Executive Officer, and Mrs. Chen is the Treasurer and Secretary, of JFMC, Inc. The principal place of business and the location of the principal office of the Partnership is 13418 Bissel Lane, Potomac, Maryland 20854.

      (c) The Foundation is no longer a party to this filing as Mr. Chen no longer holds a position as an officer or director of the Foundation.

      During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      N/A

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by James F. Chen were made in connection with the initial capitalization of the Issuer. Mr. and Mrs. Chen transferred 600,000 shares to the Partnership for estate planning purposes. Mr. Chen transferred 279,100 shares of Common Stock to the Foundation. Except as noted below, neither Mr. Chen nor the Partnership has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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CUSIP No.  918278-10-2


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      (e)   any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Issuer, there were 16,773,075 shares of Common Stock outstanding as of June 11, 1999. James F. Chen currently owns beneficially 3,720,152 shares of the Issuer's Common Stock, representing 22.2% of the outstanding Common Stock. The Partnership directly owns 600,000 shares of Common Stock of the Issuer, representing 3.5% of the outstanding Common Stock.

      (b) Mr. Chen has sole voting power and dispositive power over the 3,070,152 shares held by him and sole voting power (but not dispositive power) over 50,000 shares optioned by Mr. Chen to Mr. Barnaby Page.

      JFMC, Inc., the general partner of the Partnership, has sole voting and dispositive power over the 600,000 shares that the Partnership owns directly. Mr. and Mrs. Chen jointly own all of the outstanding capital stock of JFMC, Inc.

      (c) Except as set forth below, neither Mr. Chen nor the Partnership has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.


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CUSIP No.  918278-10-2


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      Subsequent  to February,  1998,  Mr. Chen made the  following  open market sales of Common Stock:

      1. Sale of 20,000 shares of Common Stock on May 19, 1998 at $3.3672 per share;

      2. Sale of 10,000 shares of Common Stock on May 21, 1998 at $3.3125 per share;

      3. Sale of 10,000 shares of Common Stock on May 22, 1998 at $3.25 per share;

      4. Sale of 65,000 shares of Common Stock on November 30, 1998 at $3.0625 per share;

      5. Sale of 10,000 shares of Common Stock on December 1, 1998 at $3.00 per share;

      6. Sale of 20,000 shares of Common Stock on December 2, 1998 at $2.8281 per share;

      7. Sale of 30,000 shares of Common Stock on December 3, 1998 at $2.5573 per share; and

      8. Sale of 15,000 shares of Common Stock on December 4, 1998 at $2.5208 per share.

      On October 2, 1998, Mr. Chen transferred 125,000 shares of Common Stock to certain individuals in settlement of a lawsuit.

      On June 17, 1999, Mr. Chen granted options to purchase 50,000 shares of Common Stock to Mr. Barnaby Page for $500.00 in cash. The exercise price per share of the options is $2.50. The options may not be exercised until June 17, 2000 unless any entity acquires all of the stock of the Issuer within such one year period. The option expires on June 16, 2002. Until such time as the options are exercised, Mr. Chen will retain sole voting power over the shares underlying the options but he will not have dispositive power over those shares.

      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e) Item 5(e) is not applicable to this Amended Statement.

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CUSIP No.  918278-10-2


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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      99.1  Joint Filing Agreement dated  as of June 6, 1997 (Filed previously).
      99.2 Stock Option Agreement dated June 17, 1999 between James F. Chen and Barnaby Page.


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CUSIP No.  918278-10-2


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                                     SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 22, 1999



                             /s/ James F. Chen
                             ---------------------------
                             James F. Chen



                             THE CHEN FAMILY LIMITED
                               PARTNERSHIP


                             By: JFMC, Inc., its General
                                  Partner


                             By:/s/ James F. Chen
                                ------------------------
                                James F. Chen, Chairman,
                                  Chief Executive Officer
                                  and President